COLLEGE COACHING NETWORK INC.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:		
Net income	11,400	$ 4,500
Changes in operating assets and liabilities:		
Accounts receivable	(7,500)	(7,500)
Inventory	(1,000)	(1,000)
Accrued expenses	600	
Net cash provided by (used in) operating activities	3,500	(4,000)
Cash flows from investing activities		
Intangible assets	-	(6,000)
Net cash used in investing activities	-	(6,000)
Cash flows from financing activities:		
capital contributions	6,000	12,500
Net cash provided by financing activities	6,000	12,500
Net cash increase for period	9,500	2,500
Cash at beginning of period	2,500	-
Cash at end of period	$ 12,000	$ 2,500
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -